Exhibit 12.1

Corporate Office Properties Trust

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(Dollars in thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
(Loss) income from continuing operations before equity in (loss) income of unconsolidated entities and income taxes	$(123,044)	$35,352	$55,703	$54,299	$28,218
Gain on sales of real estate, excluding discontinued operations	2,721	2,840	—	1,682	3,108
Combined fixed charges and preferred share dividends (from below)	139,159	135,836	115,014	122,395	127,139
Amortization of capitalized interest	1,610	1,363	1,105	890	695
Distributed loss of equity investees	(31)	—	—	(203)	(224)
Subtract:
Capitalized interest (from below)	(17,400)	(16,524)	(15,461)	(18,312)	(19,964)
Preferred share dividends included in fixed charges	(16,102)	(16,102)	(16,102)	(16,102)	(16,068)
Preferred unit distributions included in fixed charges	(660)	(660)	(660)	(660)	(660)
Total (loss) earnings	$(13,747)	$142,105	$139,599	$143,989	$122,244

Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$101,281	$98,748	$79,789	$82,401	$85,076
Interest expense on discontinued operations	3,020	3,380	2,631	4,520	4,944
Capitalized interest (internal and external)	17,400	16,524	15,461	18,312	19,964
Amortization of debt issuance costs-capitalized	183	19	30	32	138
Interest included in rental expense	513	403	341	368	289
Preferred share dividends	16,102	16,102	16,102	16,102	16,068
Preferred unit distributions	660	660	660	660	660
Total combined fixed charges and preferred share dividends	$139,159	$135,836	$115,014	$122,395	$127,139

Ratio of (loss) earnings to combined fixed charges and preferred share dividends	(0.10)	1.05	1.21	1.18	0.96

Deficiency	$152,906				$4,895